Exhibit 4.6

AMENDMENT NUMBER ONE
TO THE
TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

WHEREAS, Telephone and Data Systems, Inc., a Delaware corporation (the “Company”), has heretofore adopted and maintains for the benefit of eligible employees of the Company and certain subsidiaries of the Company the “Telephone and Data Systems, Inc. Tax-Deferred Savings Plan” (the “Plan”);
WHEREAS, as a condition to its issuance of a favorable determination letter with respect to the Plan, the Internal Revenue Service (the “IRS”) has requested that the Plan be amended in certain respects; and
WHEREAS, the Company desires to amend the Plan as requested by the IRS.
NOW, THEREFORE, pursuant to the power of amendment contained in Section 14.1 of the Plan, the Plan hereby is amended as follows:
1.    Effective as of the date hereof, Section 4.2(d) hereby is amended to replace the phrase “Plan Year” each time it appears therein with the phrase “tax year.”
2.    Effective as of the date hereof, Section 4.5 hereby is amended to add the following new sentences at the end thereof:
Notwithstanding any provision herein to the contrary, a highly compensated employee (within the meaning of section 414(q) of the Code) shall not simultaneously participate in this Plan during a Plan Year and any other qualified retirement plan maintained by an Employer that provides for matching contributions with respect to that year. Within a reasonable period prior to the beginning of each Plan Year (or in the case of the Plan Year in which an individual becomes an Eligible Employee, within a reasonable period prior to such individual commencing participation in the Plan), the Employers shall provide each Eligible Employee with a notice of his or her rights and obligations under the Plan that satisfies the requirements of Treasury Regulation Section 1.401(k)-3(k)(4).
3.    Effective as of January 1, 2009, Section 7.2(b) hereby is amended to add the following new paragraph at the end thereof:
Except as provided in Section 401(a)(35) of the Code or applicable Regulations, restrictions (either direct or indirect) or conditions will not be imposed on investment in the TDS Common Stock Fund or USCC Common Stock Fund if such restrictions or conditions are not imposed on investment in the other investment funds available under the Plan.
4.    Effective as of the date hereof, Section 8.4(d) hereby is amended in its entirety to read as follows:
(d)    Required Minimum Distributions. Notwithstanding any provision of the Plan to the contrary, all distributions under the Plan will be made in accordance with the minimum distribution requirements of section 401(a)(9) of the Code and the final Regulations promulgated thereunder, including without limitation the incidental death benefit requirements of Section 401(a)(9)(G) of the Code and the requirements of Treasury Regulation Sections 1.401(a)(9)-2 through 1.401(a)(9)-9, to the extent applicable.
5.    Effective as of the date hereof, Section 15.2(a)(2) hereby is amended in its entirety to read as follows:
(2)    Aggregation Group. The aggregation group shall consist of (a) each plan of an Employer in which a key employee is a participant or participated at any time during the Plan Year containing the determination date or any of the four preceding Plan Years (regardless of whether the plan has terminated), (b) each other plan which enables such a plan to be qualified under section 401(a) of the Code, and (c) any other plans of an Employer which the Company shall designate as part of the aggregation group.

IN WITNESS WHEREOF, the Company has caused this Amendment Number One to be executed by its duly authorized officers this 10th of March, 2015.

TELEPHONE AND DATA SYSTEMS, INC.

By:	/s/ LeRoy T. Carlson, Jr.
Chief Executive Officer, Chief Financial Officer or Vice President Human Resources

By:	/s/ C. Theodore Herbert
Chief Executive Officer, Chief Financial Officer or Vice President Human Resources